Offer to Purchase for Cash Up to 10,000,000 SharesofSinovac Biotech Ltd.At a Price of $0.03 per shareby Alternative Liquidity Index, LPCUSIP: P8696W104Expiration Date: February 21March 12, 2024 (unless extended)THE OFFER, THE PRORATION PERIOD, ANDTHE WITHDRAWAL RIGHTS WILL EXPIREAT 11:59 P .M. MIDNIGHT,., NEWYORK CITY TIME,February 21March 12, 2024,UNLESSTHE OFFER IS EXTENDEDORWITHDRAWN (AS EXTENDEDOR WITHDRAWN, THE“EXPIRATION DATE”).THE ENTIRETY OF THE OFFER CONTAINS IMPORTANT INFORMATION, DISCLOSURES,AND CONDITIONS REGARDINGTHE OFFER.YOUSHOULDREAD THE OFFERCAREFULLY AND IN ITS ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TOTHEOFFER. YOU ARE URGEDTO CONSULT WITH FINANCIALANDOTHER ADVISORSBEFORE MAKING ANY DECISION REGARDING THE TENDER OFFER.Alternative Liquidity Index, LP,a Delaware limitedpartnership, (“Alternative Liquidity” “we,” orthe “Purchaser”), is offering to purchase for cash, subject tothe terms and conditionsset forth in the Offerto Purchase (which, together with any amendments, constitutes the “Offer”), up to a maximum of10,000,000 shares of Sinovac BiotechLtd.(the “Company”) ata purchase price of $0.03 per share, netcash to the seller, less anyapplicable withholding taxes and without interest (the “Purchase Price”). ThePurchaser is not affiliated with the Company or itsmanagement. Any dividends paid after Expiration Dateor such other date to whic h the Offer may be extended by the te rms of the Offer and as set forth in theAssignmentForm, would be assignedby tenderingShareholders to the Purchaser.Any such dividendsreceived after the Expiration Date willnot offset the Purchase Price.Tender of Shareswill include thetender of anyand all securities into which the Sharesmay be converted and anysecurities distributed withrespect to the Shares from and after the Offer Date.The Offer will expire at 11:59 PM, New York City time, onFebruary 21March12, 2024, unless the Offeris extended or withdrawn (as extended or withdrawn, the “Expiration Date”).According to the annual report for the year ended December 31, 2022, there are approximately 99,502,243shares of the Company’sstock (the “Shares”) outstanding. ThePurchasercurrently beneficially owns93,507 Shares. The 10,000,000 shares subject tothe Offer constitute approximately 10.05% of theoutstanding Shares. Consummation of the Offer, ifall Shares sought are tendered, would require paymentby the Purchaser of up to $300,000.00 in aggregate Purchase Price,whichthe Purchaser intends to fund outof its current working capital.1

THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEINGTENDERED AND IS NOT SUBJECT TO ANY FINANCING CONDITION.THE OFFER IS SUBJECTTO CERTAIN CUSTOMARY CONDITIONS SET FORTH IN “THEOFFER, SECTION 12 –CONDITIONS TO THIS OFFER”.No person or entityhas beenauthorized to give any information ormake any representations, warranties orcovenants on behalf of Purchasernot containedin theOffer,and,if given or otherwise made, suchinformation, representation, warranty or covenant mustnot be reliedupon as having been authorized by thePurchaser.Holders of the Shares (“Shareholders”) are urged to consider the following factors:•Shareholders who tender their Shares will give up theopportunity to participate in any futurebenefits from the ownership of Shares, including potential future dividends by the Company fromoperations or dispositions, and the Purchase Price per Share payable to a tendering Shareholderby the Purchaser may be less than the total amount which might otherwise be received by theShareholder with respect tothe Shares from the Company.•Public trading of the Shares on NASDAQ has been halted since February 22, 2019. The2022Annual report notes “there can be no assurance when or if this haltwill be lifted.” Shareholdersmay have limited opportunities to sell their shares other than through the Offer.•The 2022 Annual report notes that ongoing litigation may have amaterial adverseeffect on theCompany’s operations andfinancial condition.•The Company faces significant legal and regulatory risk, including risk that theCompany’sShares may be subject to delisting under the HoldingForeign Companies Accountable Act.•The Purchaser is making the Offer for investment purposes and with the intention of making aprofit from the ownership of the Shares.•The Company’s sales for the six months ended June30,2023, were $140.4 million, compared to$1.2 billion for the same period the year prior. The Company posted a gross loss of $48.0 millionfor the six months ended June 30, 2023, compared with a gross profit of $957.9 million in the sameperiod for theprior year. The Companyposted anoperating loss of$430.7 million in the six monthsended June 30, 2023, compared to anoperating profit of $613.6 million in the same period for theprioryear. The Companyearned net income of$14.0 million forthe six months ended June30,2023, compared to net income of $481.6million in the same period for the prioryear.•The Purchaser has not engaged a third-party depositary for the offering. This maycreate aconflict of interest for the Purchaser. The roleof a depositary would be administrative only,however.•The Offer allows Shareholders the option to sell 'All or None' of their Shares, thereby allowingShareholdersthe option to avoid proration if more than 10,000,000 Shares are tendered. See Section3—Acceptance for Payment and Payment for Shares; Prorationand Section5—Withdrawal ofTender. ThePurchaser may accept onlya portion ofthe Shares tendered by a Shareholder if atotalof more than 10,000,000 Shares are tendered andthe Shareholder does not select the 'All or None'option.2

If you have questions regarding theOffer, or accompanying documents,or need assistance, yourinquiries should be directed to the Purchaser at:Alternative Liquidity Index LPC/O Alternative Liquidity Capital11500 Wayzata Blvd.#1050Minnetonka, MN 55305(888)884-8796info@alternativeliquidity.netOffer to Purchase dated January 8, 2024All requireddocumentsmust be received by thePurchaser before theExpiration Date.The methodof delivery of Shares andall other required documents is at the election and sole risk of the tenderingShareholder.Additional copies of the Offer may be obtained from the Purchaser at the address above and willbe suppliedat our expense. Questions may be directed to thePurchaser at its address and telephone number providedabove. Shareholders may also contact their nominee for assistance concerning the Offer.3

SUMMARY TERM SHEETThis summary term sheet is providedforyour convenience. It highlightscertain terms of the proposed Offer,but it does not describe all of the details to the same extent described in the body of the Offer. This summaryterm sheet isnot meant tobe a substitute for the informationcontained in the remainder of the Offer andyou should carefully read the remainder of the Offer before making a decision regarding the Offer.Securities Sought:Up to 10,000,000 Shares of Sinovac Biotech Ltd.Price Offered Per Share:$0.03 per Share in cash, without interest.Scheduled Expiration Date:11:59PM,February 21March 12, 2024, New York City time, unlessextended.The Purchaser:Alternative Liquidity Index, LP, a Delaware limited partnership.Who is offering to buy my Shares?Alternative Liquidity Index, LP, a Delaware limitedpartnership, with a mailing address at 11500 WayzataBlvd. #1050 Minnetonka, MN55305.Why is the Offer taking place?We wish to establish an ownership position in theShares of the Company and at the same time provideliquidity to legacy holders.Purchaser’s current goal isto obtain ownership of Shares for passive investmentpurposes and potential capital gain.What securities are you offering to purchase and what is the Purchase Price?We are offering topurchase upto a maximum of 10,000,000 Shares at aPurchase Price of $0.03 perShare, in cash, without interest, and subject tothe terms and conditions of the Offer.What are the Purchaser’s future intentions concerning the Company?The Purchaser has no present intention to seek controlof the Company or to change the management oroperations of the Company.Presently, the Purchaser owns 93,507 shares of the Company acquiredpursuant to an offer to purchase datedAugust 24, 2023 (as amended, the “August Offer”). In the AugustOffer, the Purchaser acquired 93,507 shares of the Company at a price of $0.03 per share, acquiring fewerthan all shares sought in the August Offer. The Purchaser did not seek to purchase shares in the AugustOffer, and is not seeking to purchase Shares pursuant tothe Offer, in an effort to seek control of theCompany. Presently, the Purchaser hasno intention of seeking control of the Company or changing themanagement or operations of the Company. The Purchaser does not have any present intention to takeaction in connection with the liquidation of theCompany or with any extraordinary transactionconcerning the Company or its assets. Although the Purchaser does not have any present intention to takeany action with respect to management or controlof the Company, the Purchaser reserves the right, at anappropriate time, to exercise its rights as a shareholder to voteon matters subject to a shareholder vote,4 including any vote affecting the sale of the Company's assets and the liquidation and dissolution of theCompany. Thus, if the Purchaser purchase a significant number of the outstanding Shares of the Company(pursuant to the Offer and any other tender offersand other purchases), it may be in a position to controlthe Company by virtue of being able tovote in board of directors elections and other matters requiringshareholder consent.What is the current market price?On February22,2019, NASDAQ implemented a haltin the trading in the Company’s common Shares.There can be no assurance as to when or if this halt in trading will be lifted. To the best of the Purchaser’sknowledge, there has been no secondary market trading in the Shares since February 22,2019.How did the Purchaser establish the Purchase Price?In determining the Purchase Price,the Purchaser analyzed a number ofquantitative and qualitative factorsincluding: (i) the limited trading liquidity in the Company’s Shares; (ii) the Company’s history of earningsand dividends; (iii) the market potential and risksof the Company’s products; (iv) the litigation andregulatory risks faced by the Company; and (v) the costs to the P urchaser associated with acquiring theShares.When does the Offer expire?The Offer will expire at 11:59 PM, New York City time, onFebruary 21March 12, 2024, unless we chooseto extend theOffer. If a broker, dealer, or other nom inee holds your Shares, it is possible you will have adeadlinebefore the Expiration Date inorder for such broker, dealer, or othernominee to take actions onyour behalf.We may choose to extend the Offer atour soleand reasonablediscretion, subject to applicable laws. See“The Offer, Section 2 –Terms of this Offer”.How will I know if the Offer is amended, extended,or terminated?If we decide to extend theOffer, an announcement ofthe extension will be made via publicnewswireandthe new expiration date will be defined by 9:00 a.m., NewYork City time, on the first business day afterthe previously scheduled Expiration Date. Wewillannounce any amendment to the Offerby making apublic announcement of the amendment. The Offercanbe terminated under certain conditions described in“The Offer, Section 12 – Conditions to this Offer”.If I tender my Shares, when will I receive payment?All properly tendering Shareholders will receive payment of the stated Purchase Price promptly after theExpiration of the Offer, in cash, without interest, and less any applicable withholding taxes.Do you have the financial capacityto purchase Shares in the Offer?5

Yes. We have sufficient cash onhand topurchase anyand all Shares, up to the maximum number of Sharessought, properly tendered in the Offer. As a result, the Offer is not conditioned upon any financingarrangements.What are the conditions to the Offer?The Offer is subject only to customary conditions, forexample, the absence of legal or government actionprohibiting or restrictingthe Offer, aswell aschanges in theCompany’s business thatwould beconsideredmaterially adverse to us. See “The Offer, Section 12– Conditions to this Offer”.What happens if the Offer is oversubscribed?If more than10,000,000 Shares arevalidly ten deredand not properly withdrawn prior to the ExpirationDate (or such greater number of Shares as wemayelect to purchase in the Offer as expressly permittedherein), we will purchase Shares on a pro rata basis,with fractional Shares rounded to the nearestwholeShare, such that the aggregate numberof Shares that we purchaseis equal to 10,000,000 Shares (or suchgreater number of Shares as we may elect to purchase in the Offer as permittedherein).Because of the proration provisions described above, we may not purchase all of the Shares that youtender. See Section 3 - Acceptance forPayment and Payment for Shares; Proration.”Have other shareholders previously agreed to tender their Shares in the Offer?No. There are no agreements in place with anyofficer,director or Shareholder of the Company providingfor the tender of any Shares in the Offer.If I change my mind, can I withdraw my tender ofShares?Shares properly tenderedinto the Offer may be withdrawn before the Expiration Date. To properlywithdraw your previously tendered Shares, a shareholder must follow the procedures set forth in “Section5 – Withdrawal of Tenders”.Are there United States federal income tax consequences if I tender my Shares?All tendering Shareholders should discuss any potential individual tax ramifications with your tax advisor.Please see “The Offer, Section 13 – U.S.Federal Income Tax Consequences” for additionaldetail.What are the additional costs if I tender my Shares?There will be no additiona l costs to you, including commissions, if you are a registered holder of Sharesand you tender directly to the Purchaser. If youhold Shares through a broker, dealer, commercial bank,trust company or other nominee, you may have additional costs and we advise you to consult with yourbroker,dealer, commercial bank, trust company orother nominee to determine whether additional costs areapplicable to you. See “Section 4– Procedures for Accepting this Offer and Tendering Shares”.6

Has the Company board of directors approved the Offer?Purchaser has not had any contact with the board of directors of theCompany and, to the best of Purchaser’sknowledge, the Company has not, as ofthe date hereof, provided any recommendation regarding the Offerbelow. The Company’s board of directors advised shareholders against participating ina different offerpreviously made by Purchaser.the August Offer.Who can answer questions regarding the Offer?All inquiries regarding the Offer and any Offer materials may be directed to the Purchaser, atthe addressappearing above and on the back cover of the Offer.7

THE OFFER1. PURPOSE OF THIS OFFERPurchaser’s purpose in this Offer is to establish anownership interest in the Shares. Purchaser is investingsolely for passive investment purposes and isnotseeking to control or influence operationsof the businessor any of the Company’s proceedings.2. TERMS OF THIS OFFERNumber of Shares. On the terms and subject to the conditionsof this Offer, Purchaser will accept forpayment and pay the Purchase Price in cash for up to10,000,000 Shares that are validly tendered and notproperly withdrawn. Purchaser expressly reserves theright topurchasemore than this number of Sharesunder this Offer without amending or extending this Offer. THIS OFFER IS NOT CONDITIONED ONAMINIMUMNUMBEROF SHARES BEINGTENDERED AND THERE IS NO FINANCINGCONTINGENCY. THIS OFFER IS, HOWEVER, SUBJECT TO CERTAIN CUSTOMARYCONDITIONS SET FORTH IN“SECTION 12 – CONDITIONSTO THISOFFER”. We have sufficientfunds to purchase all of the Shares accepted for paymentpursuant to the terms and conditionsof this Offer.Purchase Price.The Purchase Price will be$0.03 per Share, net to the seller in cash, less any applicablewithholding taxes and without interest. Tendering S hareholders may be returned Shares that we do notpurchase, which will be done solely atour expense after the Expiration Date.Expiration of this Offer.This Offer will expire at 11: 59 PM, New York City time, onFebruary 21March12, 2024, unless we choose to extend this Offer, for any reason,subject to applicable laws. If a broker,dealer, commercial bank, trust company or other nominee holds your Shares, it is possible the applicablenominee has a deadline different (and earlier) for youto instruct on your behalf.DistributionRelating to the Shares during the OfferPeriod.Shares which are tendered in this Offer willinclude all distributions,dividends, interest, or payments to be made onsuch Shares in any form that areeither declared or are paidon or after the date ofthis Offer. Asa tendering Shareholder, youwill assign tous all of your rights to such items related to your Shares.Effect of Tendering Shares.If you choose to tenderyour Shares to us, and if the Companywere to makeany distribution or payment on Shares, you will not receive such distributionor have any right to receivesuch distribution. By tendering your Shares. your only right is to r eceive the Purchase Price.There is noassurance that a future distribution, if any, would result in your receiving a higher price than the PurchasePrice.Amendment; Extension; Waiver; Termination.We reserve the right at any time to extend the period of thisOffer by making a public announcement of such extension. We additionally reserve the right to terminate8 or postpone this Offer andnot accept Shares, subject to applicable law, if any of the conditionsspecified inSection 12of this Offer are not met. Our reservationof the right to delaypayment for Shares which wehave accepted for payment is limited byRule 14e-1(c) promulgated underthe Securities and Exchange Actof 1934 (the“Exchange Act”), which requires that we pay the consideration offered or return the Sharestendered promptly after terminationor withdrawal of this Offer.Amendments to this Offer may be made at any time via a public announcement, which will likely be througha public newswire,and in the case ofan extension, to be issued no later than 9:00 a.m., New York Citytime, on the next business day after the last previously scheduled or announced Expiration Date. Suchannouncement will disclose the approximate number of Shares tendered up to thatdate.As stated above, if we modify the terms of this Offe r, or the information herein,we will extend this Offerpursuant to Rule 14e-1under the Exchange Act, which provides that there is a minimum period duringwhich anoffer must remain open following material changes to thesame (other than a changein purchaseprice).3. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES; PRORATIONUpon the terms and subject to the conditions of this Offer (including, if this Offer is extended or amended,the terms and conditions of anyextension or amendment), the Purchaser will accept for payment and payfor Shares validly tendered andnotwithdrawn in accordance with Section 5,promptly following theExpiration Date and uponconfirmation from the Company or itstransfer agent that the Shares have beentransferred to the Purchaser. In all cases,payment for Shares purchased pursuant to this Offerwill be madeonly after timely receipt by the Purchaser of a properly completed and duly executed Assignment Form (orfacsimile thereof) and anyother documents requiredby the Assignment Form. The Purchaser desires topurchase up to 10,000,000Shares. If thenumber of Shares validly tendered and not properly withdrawn onor prior to the Expiration Date is less than or equal to10,000,000, we will purchase all Shares sotenderedand not withdrawn, uponthe terms and subject to the conditions of this Offer. However, if more than10,000,000 Shares are so tendered andnot withdrawn, we will accept forpayment and pay for 10,000,000Shares so tendered, pro rata according to the numberof Shares so tendered, adjusted by rounding downtothe nearest whole number of Shares tendered by each Shareholder to avoid purchases of fractional Shares,as appropriate.In the event that proration is required,because ofthe difficulty of immediately determining the precisenumber of Shares to be accepted, thePurchaser willannounce the final results of proration as soon aspracticable, but in no event laterthan five business days following the Expiration Date. The Purchaser willnot pay for any Shares tendered until after the final proration factor has been determined.Shareholders may indicate, by checkinga box on theAssignmentForm (the 'All or None' Box), that theyonly wish tosell their Shares if they will be able tosell all of their Shares, without any proration. SeeSection 5—Withdrawal of Tender. Ifmore than 10,000,000 Shares have been properly tendered without9 checking theAll or NoneBox, then the above description ofproration will apply only to te nders of suchShares that do not have the All or None Box checked.For purposes of this Offer, the Purchaser shall bedeemed to have accepted for payment (and therebypurchased) tendered Shares when, asand if the Purchaser givesoral or written notice to the tenderingShareholder of the Purchaser's acceptance for payment of such Shares pursuant to this Offer.Underno circumstances willinterestbe paid on the PurchasePrice by reason of any delay in makingsuch payment. If any tendered Shares are not purcha sed for any reason (other than due to proration asdescribed above), the Assignment Form with respectto such Shares not purchased will beofno force oreffect. If, for any reasonwhatsoever, acceptance for paymentof, orpayment for, any Shares tenderedpursuant to this Offer is delayed or the Purchaser isunable to accept for payment,purchase or pay for Sharestendered pursuant to thisOffer, then, without prejudice to the Purchaser's rights under Section 12, thePurchaser may, nevertheless, retain tendered Shares and such Shares may not be withdrawn (but subject tocompliance with Rule 14e-1(c) under the ExchangeAct, which requires that the Purchaser pay theconsideration offered or return the Shares depositedbyor on behalf of the Shareholder promptly after thetermination or withdrawalof a tender offer), except tothe extent that the tendering Shareholders are entitledto withdrawal rights as described in Section 5. If, prior to the Expiration Date, the Purchaser shall increasethe consideration offered to Shareholders pursuant to this Offer, such increased consideration shall be paidfor all Shares accepted for payment pursuant to this Offer, whetheror not such Shares were tendered priorto such increase.4. PROCEDURES FOR ACCEPTING THIS OFFER AND TENDERING SHARESValid Tender.For Sharesto be validl y tendered pur suant tothisOffer, a properly completed and dulyexecuted Assignment Form (a copy ofwhich is enclosed with this Offer), alongwith any other documentsrequired by the Assignment Form, must be receivedbythe Purchaserat its address set forth on the backcover of thisOffer to Purchase on or prior to theExpiration Date. A Shareholder may tender any or allShares owned by such Shareholder. In order for a tendering Shareholder to participate in this Offer, Sharesmust be validly tendered and not withdrawn prior to the Expiration Date, or such date to whi ch this Offermay be extended. The methodof delivery of the Assignment Form and all otherrequired documents is atthe option and risk of thetendering Shareholder anddelivery will be deemed made only when actuallyreceived by the Purchaser.Other Requirements.By executing anAssignmentForm as setforth above,a tenderingShareholderirrevocably appoints the designees of the Purchaserassuch Shareholder's proxies, in the manner set forthin the Assignment Form, each with fullpower of substitution, to the full extent of such Shareholder's rightswith respect to the Shares tendered by such Shareholder and accepted for payment by the Purchaser. Suchappointmentwill be effective when, and only to the extent that,the Purchaser accept such Shares forpayment. Upon such acceptance for payment, all prior proxies given by suchShareholderwith respect tosuch Shares will, withoutfurther action, be revoked,and no subsequentproxies may be given by the selling10

Shareholder (and ifgivenwill notbe effective). The designees of the Purchaser will, with respect to suchShares, be empowered to exercise allvoting and other rights of such selling Shareholder as they in theirsole discretion may deem proper at any meeting ofShareholders, by written consent orotherwise. Inaddition, byexecuting an Assignment Form, a Shareholder als o assigns to the Purchaser all of theShareholder's rights to receive dividends from the Company with respect to Shares which are accepted forpayment and purchased pursuant tothis Offer, other than those dividends paid during the periodcommencing on the Offer Date and terminating on the Expiration Date.Determination of Validity; Rejectionof Shares; Waiver of Defects;NoObligation to Give Notice of Defects.All questions as to the validity, form, eligibility (including time of receipt), and acceptance for payment ofany tender of Shares pursuant to the procedures described above will be determined by the Purchaser, in itssole and reasonablediscretion, which determinationshallmay befinal and bindingchallenged in a court ofcompetent jurisdiction. The Purchaser reserves theabsolute right toreject any or all tenders ifnot in properform or if the acceptance of, orpayment for,the absolute right to rejectany or all tenders ifnot in properform or if the acceptance of, or payment for, the Shares tendered may, in theopinionof the Purchaser'scounsel, be unlawful. The Purchaser also reserves the right to waive any defect or irregularity in any tenderwith respect to anyparticular Shares of any particularShareholder, and the Purchaser's interpretation ofthetermsand conditions of this Offer(including the Assignment Form and the Instructions thereto) will befinal and binding. Neither the Purchaser nor any otherperson will be under any duty togive notification ofany defects or irregularities in the tenderof any Shares or will incurany liability for failure to give any suchnotification. A tender of Shares pursuant to any of the procedures described above will constitute a bindingagreement between the tendering Shareholder andthe Purchaser upon the terms and subject to theconditions of this Offer, including thetendering Shareholder's representationand warranty that (i) suchShareholder owns the Shares beingtendered within the meaning of Rule 14e-4 under the Exchange Act and(ii) the tender of such Shares complies with Rule 14e-4. Rule 14e-4 requires, in general, that a tenderingsecurity holder actually be able to deliver the security subject to the tenderoffer, and is of concernparticularly to any Shareholders who have granted options to sellor purchase the Shares, holdoption rightsto acquire such securities, maintain "short" positions in the Shares (i.e., have borrowed the Shares) or haveloaned the Shares to a short seller. A Shareholder willbe deemed to tender Shares in compliance with Rule14e-4 and this Offer if the Shareholder is the record owner of the Shares and the Shareholder(i) deliversthe Shares pursuant totheterms of theOffer, (ii)causes such delivery to be made, (iii) guarantees suchdelivery, (iv)causes a guaranty of suchdelivery, or(v) uses any other method permitted in this Offer (suchas facsimile delivery of theAssignment Form).5. WITHDRAWAL OF TENDERExcept as set forth in this Section 5, a tendering Shareholder’s tender of Shares shall be irrevocable;provided, however, any tendering Shareholder may withdraw previously tendered Sharesprior to theExpiration Dateby following the procedure described herein for withdrawal t o be effective a written orfacsimile transmission notice of withdrawal must betimely received by the Purchaser at the address or thefacsimile number set forth in the attached AssignmentForm. Any such notice of withdrawal must specifythe name of the person who tendered the Shares to be withdrawnand must be signed by the person(s) whosigned the Assignment Form in the same manner as the Assignment Form was signed. If purchase of, or11 payment for, Shares is delayed for any reason or ifthe Purchaserare unable to purchase or pay for Sharesfor any reason, then, withoutprejudice to the Purchaser' rights under this Offer, tenderedShares may beretained by the Purchaser onbehalf of the Purchaserand may notbe withdrawn except to the extent thattendering Shareholders areentitled to withdrawal rights asset forth in this Section 5, subject to Rule 14e-1(c) under the ExchangeAct, which provides that noperson who makes a tender offer shallfail to pay theconsideration offered or return the securities deposited byoron behalf of security holders promptly afterthe termination or withdrawal of the tender offer.All questions as to the form and validity (includingtimeof receipt) of notices of withdrawal will be determined by the Purchaser, intheirits soleand reasonablediscretion, which determinationshallmay befinal and bindingchallenged in a court of competentjurisdiction.Neither the Purchaser nor any otherperson willbeunder anyduty to give notification of anydefects or irregularities inany notice of withdrawal or will incur any liability for failure to give any suchnotification. Any Shares properly withdrawn will be deemed not to be validly tendered for purposes of thisOffer. Withdrawn Sharesmay be re-tendered, however, by following the procedures described in Section4 at any time prior to the Expiration Date.Automatic Withdrawal Option.Shareholders may indicate, by checking a box on the Assignment Form (the'All or NoneBox'), that they only wish to sell their Shares if theywill be able to sell all of t heir Shares,without anyproration. If at any time during the day of the Expiration Date more than 10,000,000 Shareshave been properly tendered, unless the Purchaser amends this Offer to increase the number of Shares tobe purchased, the Purchaser will deemall Shares from Shareholders thatchecked the All orNone Box tobe withdrawn and not validly tendered for purposes of this Offer. Neither the Purchaser nor any other personwill be under any duty to give any notice that suchautomatic withdrawal willoccur. Shareholders maychange their election whether or not to check the All or None Box at any time on or prior to the ExpirationDate by submitting anew Assignment Form with theirpreferred election, in the manner described inherein.6. EFFECTS OF THE OFFERLimitations on Resales.The Purchaser does not believe the provisions of the Company’s Articles ofIncorporation shouldrestrict transfers of Shares pursuant toin connection with tender offers such as thisOffer.Effect on Trading Market.If a substantial number of Shares are purchased pursuant to this Offer the resultwould be a reduction in the numberof Shareholders. Reducing thenumber of security holders in certainkinds of equity securities might be expected to resultin a reduction in the liquidity and volume of activityin the trading market for the security. 7. INFORMATION REGARDING THE COMPANYAccording to the Company Profile page on the Company’s website(http://www.sinovac.com/investors/521-en.html )12

“SINOVAC's productportfolio includesvaccines against COVID-19, enterovirus 71 (EV71) infected hand-foot-mouthdisease (HFMD), hepatitis A,varicella, influenza, poliomyelitis, pneumococcal disease, mumps,etc.The COVID-19 vaccine, CoronaVac®,has been approved for use in more than 60 countries and regionsworldwide. The hepatitisA vaccine, Healive®, passed WHO prequalificationrequirements in 2017. TheEV71 vaccine, Inlive®, is an innovativevaccine under "Category 1 Preventative Biological Products" andcommercialized in China in 2016. In 2022, SINOVAC's Sabin-strain inactivated polio vaccine (sIPV) andvaricella vaccine were prequalifiedby the WHO.SINOVAC was the first company to begranted approval for its H1N1 influenza vaccine Panflu.1®, whichhas suppliedthe Chinese government's vaccination campaign and stockpiling program. TheCompany isalso the only supplier of the H5N1 pandemic influenza vaccine, Panflu®,to the Chinese governmentstockpiling program.SINOVAC continually dedicates itself tonew vaccine R&D, with more combination vaccine products in itspipeline, and constantly explores global market opportunities.SINOVAC plans to conduct more extensive and in-depth trade and cooperation with additional countries,and business and industry organizations.”The Company’s sales for the six months ended June30,2023, were $140.4 million,compared to $1.2billionfor the sameperiod theyear prior. TheCompany posted a gross loss of $48.0 million for theperiod endedJune 30, 2023, compared with a gross profit of $957.9 million in the same period for the pr ior year. TheCompany posted an operating loss of$430.7 million in the six months ended June 30, 2023, compared toan operating profit of $613.6 million in the same period for the prior year.The Company posted $14.0 million ofnet income attributable to common shareholders,or $0.14 perbasicand $0.15per diluted share, in the six-month period ended June 30, 2023,compared to net incomeattributable to common shareholders of $481.6 million, or $4.84 per basicand $4.24 per diluted share, inthe same period for the prior year.The Company’s sales for the six months ended December 31, 2022, were $280.5 million, compared to $8.4billion for the same period the prior year. The Company posteda gross loss of $149.6 million for the sixmonths ended December 31, 2022, compared to a gross profitof $7.9 billionduring the same period for theprior year. For the six months endedDecember 31, 2022, Company posted$373.7 million ofnet lossattributable to common Shareholders, ora loss of $3.76per basic and diluted share, in the six months endedDecember 31, 2022, compared to net income attributable to common shareholders of$3.4 billion,or$33.79per basic and $29.46 per diluted share, in the same period for the prior year.On February 22, 2019, NASDAQ implemented a halt in the trading in the Company’s common Shares. Inlightofongoing litigation concerningthe Company, the2022 Annual reportnotes “there can be noassurance when or if this halt will be lifted.”13

The 2022 Annual reportalso notes that ongoing litigation may have a material adverse effect on theCompany’s operations andfinancial condition.The 2022 Annual report also provides the following:“The Holding Foreign Companies Accountable Act (“HFCAA”), as amended , was initially enacted onDecember 18, 2020. In accordancewith the HFCAA, trading in the Company’s Shares on a nationalsecurities exchange or in the over the counter tradingmarket in theUnited States may be prohibited if thePublicCompany Accounting Oversight Board (United States)(“PCAOB”) determines that itcannot inspector fully investigate the Company’s auditor for two consecutive years beginning in 2021, and, as a result,the United States Securities and Exchange Commission (“SEC”) may determine to delist the Company’sShares.On December 16,2021, the PCAOB issued a reportonits determinations that the PCAOB was unable toinspect or investigate co mpletely PCAOB-registered public accounting firms headquartered in mainlandChina and Hong Kong, because of positions takenby PRC authorities in these jurisdictions. The PCAOBincluded in its report a listof registeredpublic accounting firms headquartered in mainland China and HongKong that the PCAOB was unable to inspect or investigate completely, including the Company’s auditor.On December 15,2022, the PCAOB issued a report that vacated its December 16, 2021 determination andremoved mainland China andHong Kong from the list of jurisdictions where it was unable to inspect orinvestigate completely registered public accounting firms. For this reason, we donotexpect tobe identifiedas a Commission-Identified Issuer under the HFCAA after we file this annual reporton Form 20-F. Eachyear, the PCAOBwill determine whether it can inspect and investigate completely accounting firms inmainland China and HongKong, among other jurisdictions. If PCAOB determines in the future that it nolonger has full access to inspect and investigate completely accounting firms inmainland China and HongKong and we continue touse an accounting firm headquartered in one of these jurisdictions to issue anaudit reporton the Company’s financial statementsfiled with the SEC, we would be identified asaCommission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscalyear. There can be no assurance that wewould not be identified as a Commission-Identified Issuer for anyfuture fiscal year, and if we were so identified fortwo consecutive years, we would become subject to theprohibition on trading under the HFCAA.”8. ESTABLISHMENT OF THE PURCHASE PRICEThe Purchaser has established a Purchase Price of $0.03 per share.In determining the Purchase Price,the Purchaser analyzed a number ofquantitative and qualitative factorsincluding: (i)the limited trading liquidity in the Company’s shares; (ii) the Company’s history of earningsand dividends; (iii) the market potential and risksof the Company’s products; (iv) the litigation andregulatory risks faced by the Company; and (v) the costs to the P urchaser associated with acquiring theShares.14

Purchaser has not performed or commissioned any appraisal, or engaged any independent financial advisoror other third party to perform any valuation analysis or provide any opinion respecting the value of theShares. The Purchase Price is basedsolely upon the Purchaser’s own independent assessment of the valueof the Shares, based solely on its analysis of theinformation contained ontheCompany’s public website(http://www.sinovac.com/), the SEC EDGAR database (https://www.sec.gov), and other public websites,such sites being accessible by all persons wishing to gain access. All Shareholders are urged to accessinformation on these sites in order to evaluate this Offer.All tendering Shareholders are encouraged toengage in their own, independentvaluation analysis before making a decision respecting this Offer.According toYahoo! Finance (https://finance.yahoo.com), the last trade in the Shares occurred on February22, 2019, at a price of $6.47 per share.On February22, 2019, NASDAQ implemented a halt in the tradingin the Company’s common Shares. Therecan be no assurance as to whenor if this halt willbe lifted. Tothe best of the Purchaser’s knowledge,there has been no secondary market trading in the Shares sinceFebruary 22, 2019.9. INFORMATION REGARDING THE PURCHASERAlternativeLiquidity Index LP was originally formed in 2021 as a Delaware limited partnership.Alternative Liquidity seeks to make diversified long-term investments on a global basis, and provideliquidity solutions to investors in non-traded securities. Alternative Liquidity’s mailing address is locatedat 11500 Wayzata Blvd. #1050 Minnetonka, MN 55305,and its telephone number is(888) 884-8796.Alternative Liquidity’s website address is located atwww.alternativeliquidity.net and our e-mail address isinfo@alternativeliquidity.net. The Purchaseris not apublic company. The Purc haserhas had no contactwith the Company’s management, directors or employees prior to the date of thisOffer. This Offer is beingmade solely in order to allow the Purchaser to establish a passiveownershipposition in theCompany’ssecurities. The Purchaser has aggregate assets that aremore than sufficient to fund its obligation to purchaseShares in this Offer and any other outstanding tenderoffers.Alternative Liquidity GPLLC (“Alternative Liquidity Capital”)is the general partner and investmentmanager of the Purchaser. Jacob Mohs is the founder and managing member of Alternative LiquidityCapital. Mr. Mohs is also the founder of theOckham Data Group, located at 11575 E. Laketowne DriveAlbertville, MN 55301. Additionally, Mr. Mohsalsoserves as a board director at several additionalcompanies af filiated with the Purchaser, each ofwhich is located at11500 WayzataBlvd.#1050Minnetonka,MN 55305.Prior to forming Alternative Liquidity Capital, from 2018-2020, Mr. Mohs wasa founder atBL Exchange LLC located in Boston, Massachusetts. Mr. Mohs has an M.A. from the ElliottSchool of International Affairs at the George Washington University and a B.S. from the University ofWisconsin-Madison. Heholds the Chartered Financial Analyst and Chartered Alternative InvestmentAnalyst designations. Mr. Mohs is a citizen of the United States of America.Purchaser iscapable of evaluating the meritsand risks of Purchaser’s investment in the Company and hasthe capacity to protect Purchaser’s own interests. Purchaser further acknowledges and understands theShares are being purchased for Purchaser’s own account for investment purposes and notwith a view to15 distribution or resale, nor with the intention of selling,transferring or otherwise disposing of all or any partof the Shares for any particular price, or at any particular time, or upo n thehappening of a ny particularevent or circumstances,except selling, transferring, or disposing the Shares made in full compliance withall applicable provisions of securities laws. Purchaser also acknowledges thatthe Sharesare not liquidinvestments.Except as otherwise set forth herein; (i)neither the Purchaser nor,to thebest knowledge of the Purchaser,any affiliate of the Purchaser beneficiallyowns or hasa right to acquire any Shares;(ii) neither the Purchasernor, to the best knowledgeof the Purchaser, any affiliate of the Purchaser, or any director, executive officeror subsidiaryof any of the foregoing has effected any transaction in the Shares within thepast 60 days; (iii)neither the Purchaser nor, to the best knowledge ofthe Purchaser, any affiliate of the Purchaser has anycontract, arrangement, understanding or relationship with any other personwith respect toany securities ofthe Company, includingbut n ot limit ed to, contracts, arrangements, understandings or relationship sconcerning the transfer or voting thereof, jointventures, loanor option arrangements, puts or calls,guarantees of loans, guarantees against loss or thegivingor withholding ofproxies, consentsorauthorizations; (iv) there have been no transactions or business relationships whichwould be required to bedisclosed under the rules and regulations of the Commission between any of the Purchaser or, to the bestknowledge of the Purchaser, any affiliate of the Purchaser on the one hand, and the Company or its affiliates,on the other hand; (v) there have been no contracts,negotiations or transactions between the Purchaser, orto the best knowledge of the Purchaser any affiliateof the Purchaser on the one hand, and theCompany orits affiliates,on the other hand, concerning a merger,consolidation or acquisition, tenderoffer or otheracquisition of securities, an election of directors or a sale or other transfer of a material amount of assets;(vi) neither the Purchasernor any affiliate of the Purchaser has been convictedin a criminalproceedingduring thepast five years (excludingtraffic violations or similar misdemeanors), and (vii)neither thePurchaser nor any affiliate of the Purchaser has beena party to any judicial oradministrative proceedingduring the past five years (except for matters dismissed without sanction or settlement) that resulted in ajudgment, decree, or final order enjoining the person from future violations of, or prohibiting activitiessubject to, federal or statesecurities laws, or a finding of any violation of federalor state securities laws.10. FUTURE PLANSPresently, the Purchaser owns 93,507 shares of the Company acquired pursuant to the August Offer. In theAugust Offer, the Purchaser acquired 93,507 shares ofthe Company at a price of $0.03per share, acquiringfewer thanall shares sought in the August Offer. As aresult, the Purchaser launched this Offer in order toacquire additional Shares.Presently, the Purchaser doesnot have anyplansto make additional offers topurchase after completionof this Offer. However,following the completion of this Offer, the Purchaser, orits affiliates,may acquire additional Shares. if the Purchaser acquires less than the 10,000,000 Shares soughthereunder or if the Purchaser acquires all the Sharessought hereunder and believes acquiring more Sharesis a sound investment decision. Any such acquisitions may be madethrough private purchases,one or morefuture tender offers or by any other means deemed advisable or appropriate. Any such acquisitions may beat a consideration higheror lowerthan the consideration to be paid for the Shares purchased pursuant tothis Offer. The Purchaser is seeking to purchasea total of 10,000,000 Shares. If the Purchaser acquire fewerthan 10,000,000 Shares pursuant to this Offer, the Purchasermay seek tomake further purchases on theopen market at prevailingprices, or solicit Shares pursuant to oneor more future tender offers at the same16 price, a higher price or,if the Company's circumstances change, at a lower price. Alternatively, thePurchaser may discontinueany further purchases of Sharesafter termination of this Offer, regardless of thenumber of Shares purchased. This Offer is not made with any current view toward or planor purpose ofacquiring Shares in a series of successive and periodic offers. Nevertheless, as noted above,the Purchaserreserves the right to gauge the response to this solicitation, and, if not successfulin purchasing 10,000,000Shares in thisOffer,may consider future offers. Factors affecting the Purchaser's future interestin acquiringadditional Shares include, but are notlimited to, therelative success of the current Offer, any increase ordecrease in the availabilityof capital forinvestment by the Purchaser andits investment fund affiliates, thecurrent diversification and performance of the Purchaser's investments, the development of any publicmarket in the Shares or actions by unrelated parties to tender foror purchaseShares, the status of andchanges and trends in the Company's operations, announcement ofpending property sales and the proposedterms of sales, and local and national and financial market developments and trends.The Purchaser is acquiringthe Shares pursuant to this Offer solely for investment purposes. The Purchaserhas no present intention toseek control of the Companyor to change the management or operations of theCompany. The Purchaser does not have anypresent intention totake any action in connection with theliquidation of the Company. The Purchaser nevertheless reserves the right, at an appropriate time, toexercise its rights as Shareholders to vote on matters subject to a shareholder vote, including,but not limitedto, any vote to affecting the sale of theCompany's properties and the liquidation and dissolution of theCompany. Except as expressly set forthherein, the Purchaser has nopresentintention to seek controlof theCompany, to cause the Company to engage in any extraordinary transaction, to cause any purchase, sale ortransfer of a material amount of the assets of any corporation, tomake any change in the dividend policies,indebtednessor capitalizationof any corporation or to change the struct ure, management or operations ofthe Company, the listing status of the Shares or thereporting requirements of the Company. However, ifthe Purchaser purchases a significant nu mber of the outstanding Shares of the Company (pursuant to thisand any other tender offers andother purchases), it maybe in a position to control the Company byvirtueof being able to vote in board of directors elections and other matters requiring shareholder consent.11. SOURCES OF FUNDSThe Purchaser expects that approximately $300,000.00 would be required to purchase 10,000,000 Shares,if tendered,and additional fundsmay be required to pay related fees an d expenses.The Purchaseranticipates funding allof the purchaseprice and related expenses throughitsexisting capital and assets.The cash and liquid securities necessary to complete the entirepurchase are readily available and arecommitted to that purpose. Accordingly, there areno financing arrangements to fall through and noalternative financing plans.12. CONDITIONS TO THIS OFFERNotwithstanding any other provisionof this Offer, Purchaser will not be required to accept for payment or,subject to any applicable rules and regulations (relating to Purchaser’s obligation to pay for or returntendered Shares promptly after the termination or withdrawal of this Offer), to pay for any Shares tendered17 in connectionwith this Offer and may terminate or amend this Offer, if, immediately prior to any ExpirationDate:(a) there is any potential, threatened, instituted, or pending action orproceeding by any court,governmentor government agency, regulatory agency, legal authority, or any otherperson or entity,domestic or foreign,which:(i)seeks to enjoin the acquisition by Purchaser of anyShares pursuantto this Offer or seeks to restrainor prohibit the making or consummation of this Offer;(ii) inPurchaser’ssolereasonable judgment, could materially andadversely affect the Company’sbusiness, condition,operations or prospects, or otherwisematerially impair in any way the future of thebusiness or materially impair this Offer’s contemplated benefits to the Purchaser; or(iii)materially and adversely affect Purchaser or Purchaser’s affiliates’business, condition (financialor otherwise) or otherwise materially impair our ability to purchase some or al l of the Shares pursuant tothis Offer;(b) there shall have occurred:(i)a banking closure or inability totransfer funds in connection with this Offer, dueto matters out ofour control;(ii)any change in the operationsor assets of the Company that, in oursole andreasonable judgment,is reasonably likely tohave a materially adverse effect(iii)a tender offer or exchange offer for any or allof the Shares (other than thisOffer), or similartransaction with or involving the Company, or any of its subsidiaries has been made publicor is proposedin any way; or(iv) we believe, in oursolereasonable discretion, that we will not own the Shares or possess any and allrights to receive any distributions,dividends and other paymentson account of such Shares, so tenderedpursuant to this Offer.The foregoing conditions are for our sole benefit andin our sole discretion maybe waived only by us, inwhole or in part, at any time before the Expiration Date. Our failure to exercise any of the conditions doesnot represent a waiver of our rights to exercise suchconditions, which we may choose to enforce at anytime. Any determination we make regarding a conditi on and influence on this Offer willbe consideredfinal and binding.In the event any of the foregoing conditions occur, the Purchaser will notify promptly Shareholders of thePurchaser’s intent to either (i) waive thecondition and proceed with this Offer or(ii) assert occurrence ofthe condition and terminate this Offer.13. U.S. FEDERAL INCOME TAX CONSEQUENCES18

PROSPECTIVE INVESTORS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF UNITEDSTATES FEDERAL TAX MATTERS IN THISOFFER TOPURCHASE IS NOT INTENDEDORWRITTENTO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY PROSPECTIVEINVESTORS FOR THEPURPOSE OF AVOIDING PENALTIES THATMAY BE IMPOSED ONTHEM UNDER THEUNITED STATES FEDERALTAX LAWS; (B) SUCHDISCUSSIONISINCLUDED HEREIN IN CONNECTION WITH THE PROMOTION OR MARKETING(WITHIN THEMEANING OF UNITED STATES TREASURY DEPARTMENT CIRCULAR 230) OF THE MATTERSADDRESSED HEREIN; AND (C) PROSPECTIVE INVESTORS SHOULD SEEK ADVICE BASED ONTHEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR. THIS IS INCOMPLIANCE WITH CIRCULAR 230 UNDER THE UNITEDSTATES TREASURY.If a Shareholder chooses not to participate in thisOffer, there will be noUnited States income taxconsequences resulting from this Offer. The summaryprovided herein is based upon the InternalRevenueCode of 1986, as amended (the “Code”), all as of the date hereof. This summary addresses only Shares heldas capitalassets held by United States Holders. It does not address personal circumstances,including forexample persons who are subject to alternative minimum tax, or United States Holders who use a functionalcurrency other than the United States dollar. This information does not seek to address any state, local, o rforeign laws or legal considerations, nor does it address estate or gifttax laws or legal considerations.A “United States Holder” as included in this discussion is considered a beneficial owner of Sharesthat for United States federal income tax purposes can be describedas any of the following: (i) a citizen orresident of the United States; (ii)a corporation or taxable entity organized under the UnitedStates laws;(iii) an estate whose income issubject to United States federal income taxation regardless of source ofincome; or (iv) a trust which could be supervised bya United States court and a United States person is incontrol of all substantial actions in the trust.A transaction such as contemplated under this Offer, where Shares are exchangedfor cash, is considered ataxable event for United States federal income taxpurposes. A Shareholder selling their Shares under thisOffer willrecognize a gain or loss for tax purposes in an amount equal to the di fference, ifany, betweenthe adjusted tax basis and the amount of cash considerationreceived. Assuming the holding period of theShareholder is over one year, this gain or loss willbe given l ong-term treatment. We recommend thatShareholders with questions should discuss the tax consequences of this Offer with their tax advisors, bothwith regard to federal and state or local taxation.14.CONFLICTS OF INTERESTThe Purchaser has not engaged a third party depositary for the offering. This may createa conflict of interestfor the Purchaser. The role of adepositary would beadministrative only,however, and such conflict ofinterest should not be deemed materialto Shareholders.15. MISCELLANEOUS19

If we determine that we are not legallyable to make this Offer in any particular area or jurisdiction,or tocertain individuals or entities, we reserve our righttowithdraw this Offer to those applicable and we willmake that known to those affected.We recognize that the decision to acceptor reject thisOffer is an individual one that shouldbe based on avariety of factors and Shareholdersshould consult with personal advisors if holders havequestions abouttheir financial or tax situation.All currency references in this Offer areto US Dollars, unless indicated otherwise.Sincerely,Alternative Liquidity Index, LPJanuary 8, 2024The Purchaser for this Offer is:Alternative Liquidity Index LPC/O Alternative Liquidity Capital11500 Wayzata Blvd.#1050Minnetonka, MN 55305(888) 884-8796info@alternativeliquidity.netPlease directany questions or requests for assistance and requests for additional copies of thisOfferto Purchase to the Purchaser at the telephone number and address set forth above. shareholders also maycontact theirbroker,dealer, commercial bank, trustcompany ornominee forassistance concerning thisOffer.20